Writer's Direct Line: (614) 628-0788
Writer's E-Mail Address: mas@cpmlaw.com
September 11, 2006

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Supplemental Letter of Response File No. 333-131542

Dear Mr. Riedler:

Today we filed our fourth Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter dated August 3, 2006 and received on August 15, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Management’s Discussion and Analysis of Financial Condition, page 16

Liquidity and Capital Resources, page 22

1.
We note that your liquidity and capital resources discussion does not address the offer to purchase the minority interests. As this event represents a known uncertainty that could materially impact liquidity, please provide a discussion of the possible impact on the company’s liquidity, capital resources and results of operations.

A discussion of the forward purchase contract has been added to the fourth paragraph under the heading Overview on page 24 of the registration statement.

Mr. Jeffrey P. Riedler
September 11, 2006

Financial Statements, page F-1

Note 1. Description of Business, page F-8

2.	Refer to your responses to our prior comments number seven and eight. Please clarify the following:

a.
Please clarify and revise your disclosure to clarify how you determined the fair value of the options to purchase the minority interest, and how that fair value has changed since the inception of the obligation. Include a discussion of the key assumptions and methodologies used in your determination at each reporting date.

The Company has expanded its disclosure in the note to the consolidated financial statements to include a discussion of the methodologies and key assumptions used to determine the value of the forward purchase contract at each reporting date.

b.
We note that you did not change any of the beginning balances for December 31, 2003 which included the line item “Acquisition of additional investment in subsidiary in excess of book value” in that year. Please explain to us how you included the revised accounting described without affecting these balances.

The balances as of December 31, 2003, with respect to additional paid in capital and goodwill, have been restated to reflect the impact of treating the payments to minority holders in exchange for equity interest in accordance with the purchase accounting in Amendment No. 4 to the registration statement. These payments were made in conjunction with the amendment of the agreement in October of 2003. The value of the forward purchase contract was initially recorded as a liability pursuant to the amendment to the agreement and related implementation of SFAS 150 after taking into account those repurchases.

c.	Please ensure your proposed disclosure complies with paragraph 27 of SFAS 150.

The Company has reviewed the disclosure in the note to the consolidated financial statements and believes it contains the disclosures required by paragraph 27 of SFAS 150, as applicable.

Note 6. Note Receivable, page F-21

3.
Please refer to your response to comment number ten. It appears that you are relying on the benefits of retaining the title to the land as a basis for determining the risk surrounding the ability to collect on the promissory note. Please revise your disclosure to clarify this fact.

Mr. Jeffrey P. Riedler
September 11, 2006

The Company is not relying on its ability to retain title to the land to evaluate the risks associated with its ultimate ability to collect the note receivable. Rather, in developing an estimate of the realizable value of the note, the Company evaluated, among other things, the strength of the personal guaranty which it received as security for the note. The Company cannot retain title to the property as it is passed to the purchaser and that title does not serve as collateral for the note. The Company has expanded the disclosure in the note to the consolidated financial statements to clarify this thought process.

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

Michael A. Smith